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                            MORRIS, MANNING & MARTIN
                         A LIMITED LIABILITY PARTNERSHIP
                                ATTORNEYS AT LAW
                          1600 ATLANTA FINANCIAL CENTER
                            3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                            TELEPHONE (404) 233-7000
                            FACSIMILE (404) 365-9532



                                 August 26, 2005


VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      United Development Funding III, L.P.
                  Registration Statement on Form S-11 under the Securities Act of 1933

Ladies and Gentlemen:

         On behalf of our client, United Development Funding III, L.P. (the "Partnership"), enclosed for filing under the Securities Act of 1933, as amended, is the Partnership's Registration Statement on Form S-11 (the "Registration Statement"), with Exhibits.

         The Registration Statement relates to the proposed offering of $350,000,000 of the Partnership's units of limited partnership interest (the "Units"), in a best-efforts offering.

         A wire transfer in the amount of $41,195.00 has been sent to the Securities and Exchange Commission in payment of the applicable filing fee. The Fed. Reference No. is 0825E3B75D4C001062.

         Please acknowledge receipt of this filing via the EDGAR Postmaster. If you have any questions regarding this filing, please contact Lauren Burnham Prevost or John Earles at (404) 233-7000.

                                     Best regards,

                                     MORRIS, MANNING & MARTIN, LLP

                                     /s/ Lauren Burnham Prevost
                                     Lauren Burnham Prevost
                                     Partner
cc:      Hollis M. Greenlaw, Esq.